December 20, 2019
CONFIDENTIAL

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cara Lubit and Robert Klein
Re:	Virtu Financial, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed March 1, 2019
Form 10-Q for the Quarterly Period Ended September 30, 2019
Filed November 8, 2019
File No. 001-37352

Dear Ms. Lubit and Mr. Klein:
This letter sets forth the responses of Virtu Financial, Inc. (the “Company” or “Virtu”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 29, 2019 with respect to the above-referenced filings (the “Comment Letter”). For the convenience of the Staff, we have set forth below, in bold face type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.
Form 10-K for the Year Ended December 31, 2018
Selected Financial Data, page 38
1.
We note your disclosure in footnote 2 on page 40 that you recognized a gain of $86.6 million on the reduction of tax receivable agreement obligation during 2017 as a result of the 2017 Tax Act, which is included in the "Other, net" line item of your total revenues. We also note that you included a gain on sale of Bondpoint of $337.6 million in your "Other, net" line item of your total revenues during 2018. Please tell us why, with reference to authoritative literature, you believe it is appropriate to reflect each of these gains as components of your total revenues instead of in other financial statement line items (such as a Non-Operating Income line item) on the income statement.

Securities and Exchange Commission
December 20, 2019

Response to Comment 1
The Company notes the Staff’s comment and in response thereto has reviewed applicable accounting guidance.  The Company respectfully submits that the inclusion of the two referenced items as components of total revenues instead of in other financial statement line items (such as Non-Operating Income) is appropriate under applicable authoritative literature, including Regulation S-X and ASC 220-20-5-1.
Virtu is a holding company that owns a controlling interest in its subsidiaries which collectively operate a financial services business engaged in market-making activities and offering execution services to clients. In assessing the appropriateness of its presentation of the two items referenced by the Staff, in addition to consulting the authoritative literature discussed above, the Company also consulted financial disclosures made by similar issuers, many of whom have treated the 2017 Tax Act change (as defined below), as well as significant divestitures, in a manner consistent with the Company’s approach.
The Company reviewed the issuer categories articulated by the Commission under the Commission’s Regulation S-X, and the financial statement captions set forth thereunder for different types of issuers.  The Company has historically reported under the “Bank Holding Company” (Article 9) framework because the financial statement captions set forth in Article 9, such as commissions and fees (§ 210.9-04-13(a)) and gains and losses on securities (§ 210.9-04-13(e)), most accurately reflect the Company’s operating business.  Similarly, the balance sheet captions set forth under Article 9, such as trading account assets (§ 210.9-03-4) and federal funds sold and securities purchased under resale agreements or similar arrangements (§ 210.9-03-3), are also more reflective of the Company’s business operations.
In making its determination regarding which financial statement framework to apply, the Company also considered the “Commercial and Industrial Companies” (Article 5) framework.  However, the captions set forth in Article 5 are less representative of the Company’s business as a market maker and provider of execution services.  Such captions include, for the income statement, gross and net sales and costs of goods, and, for the balance sheet, major classes of inventory such as finished goods, inventoried costs relating to long-term contracts or programs, work in process, raw materials, and supplies, none of which are representative of the Company’s business.  Accordingly, we concluded that reporting under the Article 9 framework would be more reflective of our business and would provide more useful information to our investors.  For further support, we reviewed the reporting practices of other public companies within our industry and, based on the results of our review, we believe that our decision to report under the Article 9 framework is consistent with that of other similar registrants.
Having determined what we believe to be the appropriate reporting framework under Regulation S-X, we reviewed the applicable guidance regarding the treatment of gains resulting from the recent change in tax law, as well as treatment of significant one-time gains from the sale of a business.  Under Article 9 of Regulation S-X, there is no separate caption for Non-Operating Income.  Accordingly, and as discussed further below, the Company believes it is appropriate to include these items in Other income within Total revenues, with appropriate disclosures regarding

Securities and Exchange Commission
December 20, 2019

the income statement classification and non-recurring nature of these items.  The Company also reviewed filings of other financial services holding companies and found that registrants similar to the Company classified gains related to changes in Tax Receivable obligations arising from the 2017 Tax Act, as well as from significant divestitures, in the same manner as the Company in the Other income line item.
Gain on sale of BondPoint
In January 2018, the Company sold specified assets and assigned specified liabilities constituting its BondPoint division and fixed income trading venue.  The Company believes that the gain on the sale of this business was appropriately included within “Other, net” in its financial statements, consistent with the Article 9 framework. Article 9, Other income (§ 210.9-04-13(g)) specifically states that it should include gains or losses on disposition of equity in securities of subsidiaries or 50 percent or less owned persons. In addition, we believe that the classification of this type of gain within Other, net is consistent with the classification adopted by other similar financial institutions.
Gain on reduction of tax receivable obligation
As a result of the 2017 Tax Act, the Company recognized a gain as a result of a reduction in its obligations under its tax receivable agreements (the “2017 Tax Act change”). As noted above, under the Article 9 framework there is no separate caption set forth for Non-Operating Income; accordingly, the Company determined that the most appropriate caption for this gain was Other, net, within Total revenues. In addition, we noted that this classification is consistent with the classification adopted by other similar financial institutions.
Disclosure of classification and Non-recurring Nature
We also respectfully note to the Staff that other applicable authoritative literature contemplates the disclosure of unusual or infrequently-occurring events or transactions in notes to financial statements.  Specifically, ASC 220-20-5-1 indicates that such events or transactions “shall be presented as a separate component of income from continuing operations or, alternatively, disclosed in notes to the financial statements”.  Accordingly, the Company consistently and appropriately disclosed all relevant information, including both the income statement classification of, as well as the one-time nature of, both the BondPoint divestiture and the change in the tax rates in its annual report on Form 10-K, thereby providing transparency to investors regarding the nature and classification of these items.  Further, the Company specifically highlighted the BondPoint divestiture and the impact of tax rate changes as non-recurring items in its supplemental disclosures, including its public press release and related disclosures.
Specifically, the sale of BondPoint and its inclusion within Other, net is disclosed in the following locations:
•	Item 6. Selected Consolidated Financial Data; page 40
•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Components of Our Results of Operations; page 48

Securities and Exchange Commission
December 20, 2019

•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Year Ended December 31, 2018 Compared to Year Ended December 31, 2017; pages 56 and 57
•	Item 8. Financial Statements of Supplementary Data; Notes to Consolidated Financial Statements; Note 4. Sale of BondPoint; page 96
The gain on sale of BondPoint is also removed from the Company’s calculations of “Adjusted EBIDTA” and “Normalized Adjusted Net Income”, used by the Company and investors to evaluate results.

The gain on the reduction of the Company’s tax receivable agreement obligation and its inclusion within Other, net is disclosed in the following locations:

•	Item 6. Selected Financial Data; page 40
•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Year Ended December 31, 2018 Compared to Year Ended December 31, 2017; pages 56 and 58
•	Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Year Ended December 31, 2017 Compared to Year Ended December 31, 2016; pages 60 and 61
The gain on the reduction of the Company’s tax receivable agreement is also removed from the Company’s calculations of “Adjusted EBITDA” and “Normalized Adjusted Net Income”, used by the Company and investors to evaluate results.

Taking all of the above into consideration, the Company respectfully submits that the inclusion of the two referenced items as components of total revenue instead of in other financial statement line items (such as Non-Operating Income) is appropriate under the applicable accounting guidance and the reporting framework under which the Company has historically reported.

Securities and Exchange Commission
December 20, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2019
Management’s Discussion and Analysis of Financial Condition and results of Operations Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018 Trading income, net, page 77
2.
We note that your trading income, net decreased $216.8 million, or 24.1%, to $683.6 million for the nine months ended September 30, 2019, compared to $900.5 million for the nine months ended September 30, 2018 due to low trading volume across major asset categories. Similarly, we note that your commissions, net and technology services revenues increased $219.2 million, or 155.9%, to $359.9 million for the nine months ended September 30, 2019, compared to $140.7 million for the nine months ended September 30, 2018. In addition, your disclosure on page 64 indicates that these commissions revenues are impacted by transaction volumes and changes in commission rates, among other factors. In your future filings, please revise to quantify price and volume information such as the volume of trade or transaction activities by asset category and weighted average fee rates for each component of revenue and period presented, and include an analysis of any trends or uncertainties. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response to Comment 2
We note the Staff’s comment and in our future filings will supplement our disclosures accordingly.

*  *  *  *

Securities and Exchange Commission
December 20, 2019

We acknowledge that the Company is responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions concerning the above responses, please do not hesitate to contact me at (212) 418-0172.

Very truly yours,

/s/ Alexander M. Ioffe
Alexander M. Ioffe

cc:	John C. Kennedy
Patricia Vaz de Almeida
Paul, Weiss, Rifkind, Wharton & Garrison LLP